                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        CONSOLIDATED CIGAR HOLDINGS INC.
                           (NAME OF SUBJECT COMPANY)

                        CONSOLIDATED CIGAR HOLDINGS INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   20902E 106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            BARRY F. SCHWARTZ, ESQ.
                        CONSOLIDATED CIGAR HOLDINGS INC.
                              35 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
                                 (212) 572-5170
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                FRANKLIN M. GITTES, ESQ. AND ALAN C. MYERS, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000
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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Consolidated Cigar Holdings Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 5900 North Andrews Avenue, 10th floor, Fort Lauderdale, Florida, 33309. The title of the classes of equity securities to which this statement relates is the Class A common stock, par value $.01 per share (the "Class A Shares"), of the Company and the Class B common stock, par value $.01 per share (the "Class B Shares"), of the Company (together, the "Company Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to the tender offer by Dorsay Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes, a corporation organized under the laws of France ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 22, 1998 (the "Schedule 14D-1"), to purchase any and all of the issued and outstanding Shares, at a price of $17.85 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 16, 1998 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. See Item 3(b) below for a description of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

  The Merger Agreement provides, among other things, that after the consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") pursuant to the Delaware General Corporation Law (the "DGCL"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the "Surviving Corporation"), and will continue to be governed by the laws of the State of Delaware. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held in the Company's treasury or held by Parent, the Purchaser, any other wholly owned subsidiary of Parent or the Company or by dissenting stockholders) will be converted into the right to receive the Offer Price (the "Merger Consideration").

  As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at 53, quai d'Orsay, 75347 Paris Cedex 07, France and the telephone number is 33.1.45.56.62.17.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) Name and Address of the Company. The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Material Contracts, etc. Except as described herein or in Schedule I attached hereto, which is incorporated herein by reference, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or the Purchaser or their respective executive officers, directors or affiliates.

  Information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates is set forth on pages 14 through 17 and 22 through 26 of the Company's Proxy Statement, dated March 30, 1998 (the "1998 Proxy Statement"), relating to the Company's 1998 Annual Meeting of Stockholders. A copy of the relevant portions of the 1998 Proxy Statement are attached hereto as Exhibit 2 and are incorporated herein by reference.


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ARRANGEMENTS WITH PARENT, THE PURCHASER OR THEIR AFFILIATES

 Confidentiality Agreement

  The following is a summary of certain material provisions of the Confidentiality Agreement (the "Confidentiality Agreement"), dated as of October 20, 1998, between the Company and Parent. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as
Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Confidentiality Agreement.

  The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent has agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent. Parent has agreed in the Confidentiality Agreement that for a period of two years from the date of the Confidentiality Agreement, without the prior written consent of the Company, it would not solicit for employment any of the current employees of the Company or its affiliates so long as they were employed by the Company or such affiliate.

 The Merger Agreement

  The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement on the date of the Merger Agreement or the following day of Purchaser's intention to commence the Offer.

  Subject to the terms and conditions of the Offer (including, without limitation, there being validly tendered and not withdrawn prior to the expiration of the Offer at least 19,600,000 Class B Shares (the "Minimum Condition")), Purchaser will accept for payment and pay for, as soon as it is legally permitted to do so under applicable law, all Shares validly tendered and not withdrawn. The obligation of Purchaser to accept for payment and pay for Shares validly tendered on or prior to the expiration of the Offer and not withdrawn is subject to the satisfaction of the Minimum Condition and certain other conditions that are described under the heading "Certain Conditions of the Offer" below. Purchaser and Parent have agreed that Purchaser will not decrease the Offer Price or decrease the number of Shares sought, amend the conditions to the Offer or impose conditions to the Offer in addition to those set forth under the heading "Certain Conditions of the Offer" below without the prior consent of the Company.

  Purchaser may, and the Company may require Purchaser to, extend the Offer up to 40 days in the aggregate, in increments of up to ten business days each, if any condition to the Offer has not been satisfied or waived. In addition, Purchaser may, without the consent of the Company, (A) extend the Offer for up to an additional 40 days, in one or more periods of not more than 10 business days, if any condition to the Offer is not satisfied or waived, (B) extend the Offer on one occasion for up to 10 business days if, on the Expiration Date, the Shares validly tendered pursuant to the Offer and not withdrawn are sufficient to satisfy the Minimum Condition but equal less than 90% of the outstanding Shares (regardless of whether all the conditions to the Offer have been satisfied so long as Purchaser irrevocably waives the satisfaction of any of the conditions to the Offer (other than the non-occurrence of any statute, rule or regulation, judgment, order or injunction making illegal or prohibiting the consummation of the Offer)), and (C) extend the Offer or increase the Offer Price to the extent required by law. Purchaser will only be required to extend the Offer, up to 40 days in the aggregate, in one or more periods of not more than 10 business days, if (i) each condition is reasonably capable of being satisfied and (ii) the

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Company is in material compliance with all of its covenants under the Merger
Agreement after Purchaser has given the Company five business days prior written notice of any such non-compliance.

  Certain Conditions of the Offer. Purchaser will not be required to accept for payment or, subject to applicable rules and regulations of the Commission, pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment for Shares tendered, if, at the Expiration Date, (i) the Minimum Condition has not been satisfied, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") has not expired or been terminated prior to the expiration of the Offer (the "HSR Condition") or (iii) any of the following conditions exists: (a) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (l) prohibits, or imposes any material limitations on, Parent's or Purchaser's ownership or operation of all or a material portion of the Company's businesses or assets, (2) prohibits, or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (3) results in a material delay in or restricts the ability of Purchaser, or renders Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, or (4) imposes material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted; (b) there shall be any action or proceeding pending or instituted by any domestic or foreign federal or state governmental regulatory or administrative agency or authority which (1) seeks to prohibit, or impose any material limitation on, Parent's or Purchaser's ownership or operation of all or a material portion of the Company's businesses or assets, (2) seeks to prohibit or make illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (3) is reasonably likely to result in a material delay in or seeks to restrict the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares or (4) seeks to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders; provided that Parent shall have used all reasonable efforts to cause any such action or proceeding to be dismissed; (c) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any respect, disregarding for this purpose any standard of materiality contained in any such representation or warranty, as of the date of consummation of the Offer as though made on or as of such date, or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it (including without limitation if the Company shall have entered into any definitive agreement or any agreement in principle with any person with respect to an Acquisition Proposal or similar business combination with the Company), except, in the case of the failure of any representation or warranty, (i) for changes specifically permitted by the Merger Agreement and (ii) (A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (B) where the failure of such representations and warranties to be true and correct, do not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole; (d) it shall have been publicly disclosed that any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act), shall have acquired and has beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 15% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 10% of any class or series of capital stock of the Company (including the Shares), other than any person or group existing on the date hereof which beneficially owns more than 9% of any class or series of capital stock of the Company; (e) (1) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or France (whether or not mandatory), or (3) any limitation (whether or not mandatory) by a United States or French governmental authority or agency on the extension of credit by banks

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or other financial institutions; (f) the Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or shall have resolved to do any of the foregoing; or (g) the Merger Agreement shall have been terminated in accordance with its terms; which, in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments.

  Board Representation; Directors. The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Parent or any of its subsidiaries which represent at least a majority of the outstanding shares of Company Common Stock (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any of their affiliates bears to the total number of shares of Company Common Stock then outstanding. The Company will, upon request of Purchaser, use all reasonable efforts promptly either to increase the size of the Board (which, pursuant to the Company's Certificate of Incorporation, has no maximum number of directors) or, at Purchaser's election, secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected to the Board, and will cause Parent's designees to be so elected. Notwithstanding the foregoing, until the Effective Time, the Company will retain as members of its Board at least two directors who are directors of the Company on the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent will always have its designees represent at least a majority of the entire Board. In the Merger Agreement, the Company has agreed to take all actions necessary to cause Purchaser's designees to be elected as directors of the Company.

  From and after the time, if any, that Parent's designees constitute a majority of the Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser thereunder, any waiver of any condition or any of the Company's rights thereunder or other action by the Company thereunder may be effected only by the unanimous vote of the entire Board.

  The Merger. Following completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law, Purchaser will be merged with and into the Company. As a consequence of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the successor or surviving corporation and will be a wholly owned subsidiary of Parent. Hereinafter, the date on which the Closing of the Merger will take place is referred to as the "Closing Date". The Merger will become effective at such time as a duly prepared certificate of merger is filed with the Secretary of State of the State of Delaware in accordance with Delaware Law.

  The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement also provides that, at the Effective Time, the Certificate of Incorporation and the By-Laws of Purchaser will be the Certificate of Incorporation and the By-Laws of the Surviving Corporation, provided that such Certificate of Incorporation will be amended to change the name of the corporation to Consolidated Cigar Holdings Inc.

  Conversion of Securities. Pursuant to the Merger Agreement, at the Effective Time, each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of common stock, par value $0.01 per share, of the Surviving Corporation. In addition, the Shares outstanding, immediately prior to the Effective Time (other than the Dissenting Shares and Shares to be cancelled as described in the last sentence of this paragraph), will, by reason of the Merger and without any action by the holders thereof, be converted into the right to receive the Offer Price (the "Merger Consideration"), without interest. All such Shares, when so converted, will no longer be

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outstanding and will automatically be canceled and retired and will cease to exist, and each certificate previously evidencing such Shares will thereafter represent only the right to receive the Merger Consideration. Each Share which is held in the treasury of the Company immediately prior to the Effective Time and any Share owned by a subsidiary of the Company, Parent, Purchaser or any wholly owned subsidiary of Parent will, by virtue of the Merger, cease to be outstanding and will be canceled and retired without payment of any consideration therefor.

  Notwithstanding the above, any Dissenting Shares will not be converted into the right to receive, or be exchangeable for, the Merger Consideration, but instead holders of Dissenting Shares will be entitled only to the rights granted by the provisions of Section 262 of Delaware Law, which entitles dissenting stockholders to receive a judicial determination of the fair value of their shares and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Such judicially determined fair value could be more or less than the Merger Consideration.

  Parent and the Company have agreed to take all actions necessary to provide that, effective as of the Effective Time, (i) each outstanding employee stock option to purchase Shares (an "Option") granted under the Company's 1996 Stock Option Plan (the "Stock Plan"), whether or not then exercisable or vested, will be cancelled and (ii) in consideration of such cancellation, the Company (or, at Parent's option, Purchaser) will pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding taxes). As of the Effective Time, the Stock Plan will terminate. The Company will take all action necessary to ensure that, after the Effective Time, no person will have any right under the Stock Plan or any other plan, program or arrangement with respect to equity securities of the Company or any direct or indirect subsidiary of the Company.

  Stockholders' Approval. Pursuant to the Merger Agreement, if required by applicable law, the Company will (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purposes of considering and taking action upon the Merger Agreement; (ii) prepare in accordance with applicable law and mail to its stockholders a proxy statement relating to the Special Meeting (the "Proxy Statement"); (iii) use its reasonable efforts to obtain the necessary stockholder approval of the Merger and Merger Agreement; and
(iv) subject to the fiduciary obligations of the Board, include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. However, if Parent, Purchaser or another subsidiary of Parent acquires more than 90% of the outstanding Shares pursuant to the Offer or otherwise, each of the parties will cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with the "short-form" merger provisions of
Section 253 of Delaware Law.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations and warranties by the Company with respect to organization; capitalization; authorization relative to the Merger Agreement; validity of the Merger Agreement; consents and approvals; Commission reports and financial statements; undisclosed liabilities; absence of certain changes; employee benefit matters; litigation; compliance with applicable laws; taxes; real property; environmental matters; intellectual property; inventory; labor matters; restrictions on business activities; year 2000 compliance; brokers and other matters.

  Conduct of Business Pending the Merger. Under the Merger Agreement, the Company has agreed that during the period from the date of the Merger Agreement and continuing until the election of Purchaser's designees representing at least a majority of the members of the Board, unless Parent otherwise agrees in writing and unless otherwise expressly permitted under the Merger Agreement, the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course of business consistent with past practices and:

    (a) the Company will not, directly or indirectly, (i) sell, transfer or pledge or agree to sell, transfer or pledge any Company Common Stock or any other securities of the Company or capital stock or any other

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  securities of any of its subsidiaries beneficially owned by it; (ii) amend its Certificate of Incorporation or By-laws or similar organizational documents of any of its subsidiaries; or (iii) split, combine or reclassify the outstanding Company Common Stock or any outstanding capital stock of any of the subsidiaries of the Company;

    (b) neither the Company nor any of its subsidiaries will: (i) declare, set aside or pay any dividend or other distribution with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants or rights of any kind to acquire, any shares of capital stock of the Company or its subsidiaries (other than shares of Company Common Stock reserved for issuances pursuant to the exercise of Options outstanding on the date of the Merger Agreement); (iii) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any right to any trademark, service mark or trade name owned by it or over which it has any right whatsoever; (iv) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any other material assets other than in the ordinary and usual course of business; (v) incur or modify any material indebtedness or other material liability, except that the Company may borrow money for use in the ordinary and usual course of business if neither the Company nor any of its subsidiaries makes any borrowing or incurs any indebtedness or other liability that would cause the Company's consolidated net debt (including the indebtedness currently outstanding under a promissory note issued by the Company to Mafco Consolidated Group Inc. ("Mafco Consolidated")) to exceed $205 million; (vi) make any capital expenditures in excess of $2 million in the aggregate; or (vii) redeem, purchase or otherwise acquire any of its capital stock;

    (c) neither the Company nor any of its subsidiaries will modify, amend or terminate any of its material agreements or waive, release or assign any material right or claims;

    (d) neither the Company nor any of its subsidiaries will permit any material insurance policy naming it as a beneficiary or a loss payable payee to be terminated without notice to Parent;

    (e) neither the Company nor any of its subsidiaries will: (i) assume, guarantee or otherwise become responsible for the obligations of any other person, except in the ordinary course of business; (ii) make any loans, advances or capital contributions to, or investments in, or acquisitions of, any other person (other than subsidiaries of the Company), other than in the ordinary course of business; or (iii) enter into any commitment or transaction with respect to any of the foregoing;

    (f) neither the Company nor any of its subsidiaries will change any of the accounting methods used by it unless required by United States Generally Accepted Accounting Principles ("GAAP") or applicable law;

    (g) neither the Company nor any of its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

    (h) neither the Company nor any of its subsidiaries will take, or agree to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect;

    (i) except as described under "The Merger Agreement--Conversion of Securities" above, the Company will not amend or change the period of exercisability of Options granted under the Stock Plan or authorize cash payments in exchange for any Options;

    (j) except for year-end bonuses and salary increases made in the ordinary course of business, which in the case of year-end bonuses may not exceed $2.2 million in the aggregate, neither the Company nor any subsidiary will increase the compensation payable or to become payable to its officers or directors;

    (k) neither the Company nor any of its subsidiaries will grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of the Company or any subsidiary or establish, adopt, enter into or terminate or amend any employee benefit plan; and

    (l) neither the Company nor any of its subsidiaries will authorize or enter into an agreement to do any of the foregoing.

  Repayment of Borrowings Under Credit Agreement. At the consummation of the Offer, Parent has agreed to cause the Company to repay all outstanding borrowings under the Credit Agreement, dated March 2, 1998, between Consolidated Cigar Corporation and Chase Manhattan Bank, as administrative agent, as amended by Amendment No. 1 thereto, dated as of April 27, 1998 (the "Credit Agreement") (through Parent's cash on hand, existing credit arrangements or otherwise), such that no event of default will exist as a result of the consummation of the transactions contemplated in the Merger Agreement.

  Employee Benefits. Parent and Purchaser have agreed to continue the employment of all persons who, immediately prior to the Effective Time, were employees of the Company or its subsidiaries ("Retained Employees"). Parent and Purchaser have agreed that, effective as of the Effective Time and for a one-year period following the Effective Time, the Surviving Corporation and its subsidiaries and successors will provide the Retained Employees with employee plans and programs which are, in the aggregate, substantially comparable to those provided to them immediately prior to the date of the Merger Agreement (other than with regard to the 1996 Plan). However, Parent and Purchaser are not required to continue the employment of any Retained Employee for any particular period of time after the Effective Time, and, subject to the terms of the Merger Agreement, Parent and Purchaser have the right to amend, modify, suspend or terminate any employee plan or program in accordance with the terms of such employee plan or program and applicable law.

  Parent and Purchaser have agreed to honor, and cause the Surviving Corporation to honor, without modification, all employment and severance agreements and arrangements, as amended through the date of the Merger Agreement, with respect to employees and former employees of the Company.

  No Solicitation. The Company and its subsidiaries have agreed not to, and to use their best efforts to cause their respective officers, directors, employees and investment bankers, attorneys or other agents retained by or acting on behalf of the Company or any of its subsidiaries not to, (i) initiate, solicit or encourage any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below), (ii) engage in negotiations or discussions with, or furnish any information or data to, any third party relating to an Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve any Acquisition Proposal. The Company is also required to promptly request each person that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all non-public information furnished to such person by or on behalf of the Company or any of its subsidiaries.

  However, the Company and the Board (i) may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") if the Board determines in good faith, based upon advice of its outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information would be inconsistent with its fiduciary duties under applicable law, and (ii) will be permitted to take and disclose to the Company's stockholders a position with respect to any tender or exchange offer by a third party, or amend or withdraw such position, pursuant to Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  Any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality agreement substantially similar to the confidentiality provisions of the Confidentiality Agreement. In the event that the Company determines to provide any information as described above, or receives any Acquisition Proposal, it will promptly inform Parent in writing as to the fact that information is to be provided and will furnish to Parent the identity of the recipient of such information or the Potential Acquiror and the terms of such Acquisition Proposal, except to the extent that the Board determines in good faith, based upon advice of its outside legal counsel, that any such action described in this sentence would be inconsistent with its fiduciary duties under applicable law. The Company has agreed to keep Parent reasonably informed of the status of any such Acquisition Proposal except to the extent that the Board determines in good faith, based upon advice of its outside legal counsel, that any such action would be inconsistent with the Board's fiduciary duties under applicable law.

  The Board may not (i) withdraw or modify or propose to withdraw or modify, in any manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; provided that the Board may withdraw or modify or propose to withdraw or modify its recommendation of the Merger Agreement, the Offer or the Merger or recommend or propose to recommend an Acquisition Proposal if, in each case, the Board determines in good faith, after receiving advice from its financial advisor, that such Acquisition Proposal is a Superior Proposal (as defined below) and determines in good faith, based upon advice of its outside legal counsel, that it would be inconsistent not to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law. The Board may not authorize the Company to enter into any agreement with respect to an Acquisition Proposal (even if it is a Superior Proposal).

  "Acquisition Proposal" means any offer or proposal, whether in writing or otherwise, made by a third party to acquire beneficial ownership of all or a material portion of the assets of, or any material equity interest in, the Company or its material subsidiaries pursuant to a merger, consolidation or other business combination, recapitalization, reorganization, sale of assets, tender offer or exchange offer or similar transaction involving the Company or its material subsidiaries (other than the transactions contemplated by the Merger Agreement). The term "Superior Proposal" means any proposal to acquire directly or indirectly, for consideration consisting of cash or securities, more than a majority of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Board determines in good faith to be more favorable to the Company and its stockholders than the Offer and the Merger (based on advice of the Company's financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed.

  Directors' and Officers' Insurance and Indemnification. Parent has agreed, from and after the consummation of the Offer, to cause the Surviving Corporation to indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, an officer, director, employee or agent (the "Indemnified Party") of the Company or any of its subsidiaries against all losses, claims, damages, liabilities, costs and expenses, judgments, fines, losses and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or (ii) the Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter or fact arising or existing prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Delaware Law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect at the date of the Merger Agreement, including provisions relating to advancement of expenses incurred in the defense of any action or suit. In the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after consummation of the Offer, Parent has agreed to cause the Company to periodically advance to such Indemnified Party its legal and other expenses, subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto.

  Pursuant to the Merger Agreement, all rights to indemnification and all limitations of liability existing in favor of the Indemnified Party as provided under Delaware Law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect at the date of the Merger Agreement will survive the Merger and will continue in full force and effect for a period of six years from the Effective Time. However, in the event any Claim is asserted within such six year period, all rights to indemnification in respect of any such Claim will continue until disposition of such Claim. In addition, any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware Law, the Company's Certificate of Incorporation or By-laws or such agreements, as the case may be, will be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to Parent.

  In the event Parent or Purchaser or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, in each such case, proper provision will be made so that the successors and assigns of Parent and Purchaser assume the obligations described above.

  In addition, Purchaser has agreed to, at the Effective Time, deliver insurance policies (the "Run-Off Policies") covering any person who is covered under the Company's existing officers' and directors' liability insurance policy. Such Run-Off Policies will cover, for a period of not less than six years, claims for liability brought against such directors and officers after the Effective Time but alleging acts or omissions occurring before the Effective Time. The Run-Off Policies will be written in amounts and with terms and conditions no less favorable than the insurance policies covering such directors and officers as of the date of the Merger Agreement. However, Purchaser is not required to obtain such insurance to the extent that the premium for the Run-Off Policies exceeds 300% of the annual premium paid by the Company and its subsidiaries for its officers' and directors' as of the date of the Merger Agreement. If the premiums for the Run-Off Policies exceed such amount, Purchaser will only be obligated to obtain Run-Off Policies with the greatest coverage for a cost not exceeding such amount. The Company and its subsidiaries have represented to Parent and Purchaser that the annual premium paid for its officers' and directors' liability policies as of the date of the Merger Agreement does not exceed $175,000.

  Fees and Expenses. All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses. The Company has agreed that all fees and expenses that have been or will be incurred by it in connection with the Merger Agreement and the transactions contemplated thereby (including a $3 million fee plus reasonable expenses payable to the Company's Financial Advisor) will not, in the aggregate, exceed $5 million.

  Mafco Note. The Merger Agreement provides that promptly upon the earlier to occur of the consummation of the Offer or the purchase of Shares pursuant to the Tender and Voting Agreement, the Company will pay the promissory note dated August 21, 1996 made by the Company to Mafco Consolidated at its outstanding face value, and Purchaser will, to the extent the Company does not have funds available to pay such note at such time, provide the Company with such funds.

  Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

    (a) Stockholder Approval. The Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Company Common Stock, if required by applicable law and the Company's Certificate of Incorporation, in order to consummate the Merger;

    (b) HSR Act. Any waiting period applicable to the Offer under the HSR Act shall have expired or been terminated.

    (c) Statutes; Consents. No statute, rule, order, decree or regulation shall have been enacted or promulgated by any foreign or domestic governmental entity or authority of competent jurisdiction which prohibits the consummation of the Merger and all foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated thereby shall have been obtained and shall be in effect at the Effective Time;

    (d) Injunctions. There shall be no order or injunction of a foreign or United States federal or state court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and

    (e) Purchase of Shares in Offer. Parent, Purchaser or their affiliates shall have purchased Shares pursuant to the Offer or the Tender and Voting Agreement, except that Parent and Purchaser will not be entitled to rely on this condition if Purchaser has failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval:

    (a) By the mutual consent of the Board of Directors of Parent and the Board;

    (b) By the consent of the Board or the Board of Directors of Parent:

      (i) if any governmental entity issues a final and non-appealable order, decree or ruling or takes any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement; provided that the party seeking to terminate the Merger Agreement has used all reasonable efforts to challenge such order, decree or ruling;

      (ii) if the Offer expires without any Shares being purchased therein and the period in the Tender and Voting Agreement during which the option granted therein is exercisable expires without such option having been exercised (however, the right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser to purchase Shares in the Offer); or

      (iii) if the Effective Time does not occur by August 31, 1999 (unless the Effective Time has not occurred because of a material breach of the Merger Agreement by the party seeking to terminate the Merger
    Agreement).

    (c) By the Board of Directors of Parent: if, prior to the purchase of Shares pursuant to the Offer, the Board withdraws, or modifies or changes in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or recommends a Superior Proposal or resolves to do either of the foregoing.

  In the event of the termination of the Merger Agreement as provided above, the Merger Agreement will become null and void, and there will be no liability on the part of Parent or the Company, except nothing in the Merger Agreement will relieve any party of liability for fraud or for breach of the Merger Agreement (other than a breach arising solely out of the inaccuracy of a representation or warranty made by the Company that was accurate when made on the date thereof and which inaccuracy was not intentional on the part of the Company).

 Tender and Voting Agreement

  The following is a summary of certain material provisions of the Tender and Voting Agreement (the "Tender and Voting Agreement"), dated as of December 16, 1998, by and among Parent, the Purchaser and Mafco Consolidated. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tender and Voting Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Tender and Voting Agreement.

  Pursuant to the Tender and Voting Agreement and in order to induce Parent and Purchaser to enter into the Merger Agreement, Mafco Consolidated, which beneficially owns 19,600,000 Class B Shares, has agreed to tender all its Shares pursuant to the Offer and not to withdraw any Shares tendered in the Offer.

  Mafco Consolidated has further agreed to vote all Shares held of record or beneficially owned by it (i) in favor of the Merger and the Merger Agreement and (ii) against any action or agreement that would impede, interfere with or prevent the Offer or the Merger. Mafco Consolidated also has granted Parent and certain officers of Parent an irrevocable proxy to vote its Shares in favor of the transactions contemplated by the Merger Agreement and against any Acquisition Proposal.

  In addition, Mafco Consolidated has granted to Purchaser an irrevocable option (the "Stock Option") to purchase Mafco Consolidated's Shares at a price per Share equal to the Offer Price. Purchaser may exercise the Stock Option, in whole but not in part, in the event that the Offer is terminated without Purchaser purchasing Shares thereunder and such failure to purchase is not in contravention of Purchaser's or Parent's obligations under the Merger Agreement or the Offer. In any such case, the Stock Option will remain exercisable until 60 days after the date of such event (the "60 Day Period"), provided that the waiting period under the HSR Act has expired or been waived and there is not in effect any preliminary injunction or other order issued by any governmental authority prohibiting the exercise of the Stock Option.

  However, if the HSR Act waiting period has not expired or been waived or any such injunction or order is in effect, in each case on the expiration date of the 60 Day Period, the 60 Day Period will be extended until five business days after the later of the date of expiration or waiver of the HSR Act waiting period and the date of removal or lifting of such injunction or order, but in no event will the Stock Option be exercisable after July 23, 1999. Purchaser will not be entitled to purchase the Shares pursuant to the Stock Option if Purchaser fails to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement. Upon the purchase of Mafco Consolidated's Shares pursuant to the Stock Option, Purchaser will, unless the Company has breached its obligation not to authorize the Company to enter into any agreement with respect to an Acquisition Proposal, subject to applicable law, offer to purchase any and all remaining Shares of Company Common Stock at the Offer Price, by way of merger or otherwise.

  In addition, in the event that, after the consummation of the Offer, the Company or any of its subsidiaries suffers any loss, arising out of a third-party claim or otherwise, that Parent in good faith notifies Mafco Consolidated would be covered by any insurance policy maintained by or for the benefit of Mafco Consolidated or any of its affiliates (an "Insured Claim"), Mafco Consolidated will present and cooperate by all reasonable means in the pursuit of claims for payment under such policy in respect of such loss, but will not be required to sue or otherwise litigate with its insurers (in which case, Mafco Consolidated will assign to Parent all such rights to sue under the policies as are assignable under applicable law), and pay to the Company the proceeds of such claim under such policy as reimbursement in respect of the amount of such loss. Until the Effective Time, Mafco Consolidated and the Company have agreed to take all reasonable steps necessary to ensure the continuation of all such insurance policies in order to permit the Company to recover under such policies. Mafco Consolidated is not obligated to present any claim under any such insurance policy with respect to any Insured Claim unless (i) such Insured Claim is based upon bodily injury, property damage, wrongful or other acts or another condition or event that arose or occurred prior to the consummation of the Offer and (ii) the Company or the relevant affiliate of the Company cooperates fully at its expense with Mafco Consolidated's insurers in the investigation of such Insured Claim and (in the case of any Insured Claim arising out of a third-party claim) the defense thereof.

  The amount of proceeds of any such insurance claim to be paid over to the Company is limited to the amount actually received by Mafco Consolidated from its insurers with respect to such claim (net of any self-insured retention amount, deductible amount or other amount that Mafco Consolidated is required to reimburse its insurers under its contractual agreements with them or to pay prior to the insurer paying any funds, in each case with respect to such claim, its defense or investigation), minus the aggregate amount of all reasonable out-of-pocket expenses incurred by Mafco Consolidated in presenting such claim (to the extent not paid or reimbursed by its insurers). Mafco Consolidated is not responsible for any such sums which would be payable under insurance policies not paid as a result of insurer bankruptcy, insurer schemes or arrangements, insurer reorganizations, insurer liquidations, acts of governmental authorities and take overs of the administration of any insurer or other or like situations. Mafco Consolidated is not required to advance any funds for investigations, defense or payment of any judgment or settlement of any claim. In the event Mafco Consolidated is forced to advance any such funds because of the failure of Parent or Purchaser to make prompt payment of such sums, Parent will immediately pay Mafco Consolidated such funds.

  Mafco Consolidated has also agreed, in its capacity as a stockholder of the Company, that it and its subsidiaries will not, and Mafco Consolidated will cause its officers, directors, partners, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to, directly or indirectly, initiate, encourage, solicit any inquiry or the making of any proposal that is or is reasonably likely to lead to an Acquisition Proposal or engage in negotiations or discussions with, or furnish any information or data to, any third party relating to an Acquisition Proposal. Finally, Mafco Consolidated will immediately inform Parent of the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by it in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry.

 Indemnification Agreement

  The following is a summary of certain material provisions of the Indemnity Agreement (the "Indemnification Agreement"), dated as of December 16, 1998, by and among Parent, the Purchaser, the Company, Mafco Consolidated and Mafco Holdings Inc. ("Mafco Holdings"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Indemnification Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Indemnification Agreement.

  In connection with the execution of the Merger Agreement, Mafco Holdings and Mafco Consolidated entered into the Indemnification Agreement with Purchaser, Parent and the Company, pursuant to which Mafco Consolidated and Mafco Holdings agreed to jointly and severally indemnify, save harmless and defend Parent, Purchaser and the Company and each of their stockholders, affiliates, directors, officers, agents and representatives from and against any and all losses, liabilities, fines, judgments, claims, damages, penalties, obligations, payments, actions or causes of action, liens, costs and expenses (including reasonable attorney's fees) incurred by any of them by reason of, or arising out of, (a) any liability for income and franchise taxes arising out of the inclusion of the Company and any subsidiaries in any consolidated federal income tax return, or any consolidated, combined or unitary state or local tax return, of Mafco Holdings or Mafco Consolidated, except for any such liability as is directly attributable to the operations of the Company and any subsidiaries, and (b) any liability or obligation of an entity, whether or not incorporated, which is or was part of a controlled group or under common control with the Company or otherwise treated as a "single employer" with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the "Code") or under Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (other than the Company or any subsidiary of the Company), with respect to employee benefit plans; established, maintained, sponsored or contributed to by such entity, including, but not limited to (i) liabilities for complete and partial withdrawals under any "multiemployer plan" (as defined in Section 3(37) of ERISA) pursuant to Sections 4203 or 4205 of ERISA, respectively; (ii) liabilities to the Pension Benefit Guaranty Corporation (including, without limitation, liabilities for premiums and terminations); (iii) liabilities under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA; and (iv) liabilities arising under Section 412 of the Code or Section 302(a)(2) of ERISA.

  If there is an audit, examination or administrative or judicial proceeding (a "Tax Proceeding") relating to any liability for taxes as to which the Company and any subsidiaries were included in a consolidated federal income tax return or a consolidated, combined or unitary state or local tax return of Mafco Holdings or Mafco Consolidated, Mafco Holdings and Mafco Consolidated will control the audit or other proceedings; provided, however, the Company will be entitled to participate in that portion of the Tax Proceeding, if any, relating solely to items for which the Company is liable ("Company Items"). In the event that either Mafco Holdings or Mafco Consolidated believes that a position in the Tax Proceeding that the Company proposes to take with respect to a Company Item is unreasonable, the parties will in good faith attempt to negotiate a prompt settlement of the disagreement, and if the parties are unable to negotiate a resolution of the disagreement within 15 days, the dispute will be submitted to the New York office of a firm of independent accountants of nationally recognized standing reasonably satisfactory to Mafco Consolidated and the Company (or, if Mafco Consolidated and the Company do not agree on such a firm, then a firm chosen by the Arbitration and Mediation Committee of the New York Society of Certified Public Accountants) (the "Tax Dispute Accountants") for a determination as to whether the position is unreasonable, and, if so, what is a reasonable position. The decision of the Tax Dispute Accountants will be conclusive and binding on the parties, and the fees and expenses of the Tax Dispute Accountants in resolving the dispute will be borne equally by Mafco Holdings and Mafco Consolidated on the one hand and the Company on the other.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

 Employment Agreements

  On December 1, 1998 Consolidated Cigar Corporation ("Consolidated Cigar"), the Company's wholly owned operating subsidiary, entered into an agreement (a "Retention Agreement"), a form of which is attached as Exhibit 6 hereto and incorporated herein by reference, with each of Gary R. Ellis, James L. Colucci, George F. Gershel, Jr., and Denis F. McQuillen. Each Retention Agreement provides that, if, on or before June 30, 1999 a change in control (as defined in each Retention Agreement) occurs, a cash payment shall be made to each individual of $550,000 upon the earlier to occur of (A) such individual's termination other than for (i) neglect of duties, (ii) conviction of a felony, (iii) conviction of a lesser crime or offense involving the property of Consolidated Cigar or any of its subsidiaries or affiliates (iv) willful misconduct in connection with neglect of duties, (v) breach of the Consolidated Cigar's code of conduct or (vi) other conduct which would be prejudicial to the best interests of Consolidated Cigar and (B) the second anniversary of the change in control provided such individual is still in the employ of Consolidated Cigar. A change in control (as defined in each Retention Agreement) will occur upon the completion of the Offer.

  On November 1, 1998 Consolidated Cigar amended employment agreements with Theo W. Folz, Gary R. Ellis, James L. Colucci, George F. Gershel, Jr. and Denis F. McQuillen by extending the term of each agreement, which was, in each case, to expire on December 31, 1999, until December 31, 2001. A form of this amendment is attached as Exhibit 7 hereto and incorporated herein by reference.

 Option Plans

  Reference is made to the Stock Plan, which is attached hereto as Exhibit 8 and incorporated herein by reference. Under the Stock Plan, Options have been granted to selected employees, consultants and directors of the Company. Options generally vest with respect to one third of the Shares subject thereto on each of the first three anniversaries of the date of grant. Pursuant to the Merger Agreement, each Option, whether or not then exercisable or vested, shall be cancelled as of the date of the Merger and each Option holder shall be entitled, in consideration of such cancellation, to receive the product of
(A) the excess of the Merger Consideration over the exercise price of the Option and (B) the number of Shares subject thereto. Since the exercise prices in respect of all Options granted under Stock Plan are in excess of the Merger Consideration, no payments will be made to Option holders in consideration of the cancellation of the Options.

 Certain Provisions of the Merger Agreement

  Certain other contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described above under the caption "The Merger Agreement--Directors' and Officers' Insurance and Indemnification."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors

  The Board of Directors has unanimously approved the Offer, the Merger and the Merger Agreement and has determined that the terms of each are fair to, and in the best interests of, the Company and its stockholders and recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer. This recommendation is based in part upon an opinion the Board of Directors received from Chase Securities Inc. ("Chase"), the Company's independent financial advisor, that, as of the date of such opinion, the consideration to be received by the holders of the Class A Shares (other than Parent and its affiliates) in the Offer and the Merger, taken together, is fair, from a financial point of view, to such stockholders (the "Chase Fairness Opinion"). The full text of the Chase Fairness Opinion, which sets forth the factors considered and the assumptions made by Chase, is attached hereto as Annex A and filed as Exhibit 9 hereto. Stockholders are urged to read the Chase Fairness Opinion in its entirety.

  A letter to the Company's stockholders communicating the Board of Directors' recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits 10 and 11, respectively, and are incorporated herein by reference.

  (b) Background; Reasons for the Board of Directors' Recommendation

  (b)(1) Background

  Beginning in September of 1998, the Company's management, in periodic consultation with the Company's directors, began to explore various possible strategic alternatives to improve stockholder value.

  On October 7, 1998, senior officers of the Company met to discuss an unsolicited letter sent by a potential acquiror (the "Other Party") expressing interest in exploring an acquisition of the Company.

  In mid-October, Parent, through its financial advisor Credit Suisse First Boston ("CSFB"), orally indicated an interest in exploring the possibility of Parent acquiring the Company in a transaction pursuant to which the Company's stockholders would receive between $15 and $18 per Share in cash. Parent noted, however, that its indication of interest was subject to Parent conducting a due diligence review of the Company's business and operations.

  In separate meetings during late October, 1998, senior officers of the Company met with senior officers of Parent and the Other Party and their respective financial advisors, in order for each of the Other Party and Parent to conduct preliminary due diligence on the Company. At the meetings, the Company provided each of the Other Party and Parent with certain materials describing the Company, its operations and projected results of operations, and each of the Other Party and Parent executed a confidentiality agreement with the Company.

  On November 5, 1998, the Company issued a press release stating that it had hired Chase, as financial advisor, to consider strategic opportunities, to enhance stockholder value, including a merger, recapitalization or the possible sale of the Company.

  From November 5 through November 20, the Company received expressions of interest from 12 potential acquirors, including Parent and the Other Party. Senior officers of the Company, Mafco Consolidated and Chase had various discussions and meetings with these parties in order to assess the level of interest of each such party in pursuing a transaction. As a result of this process, one additional potential acquiror entered into a confidentiality agreement with the Company.

  Throughout the remainder of November, the Other Party and Parent continued their due diligence reviews of the Company and on separate occasions visited the Company's offices in Ft. Lauderdale, Florida, and various factory locations.

  Beginning in mid-November, 1998, the Company and Mafco Consolidated commenced negotiations with each of Parent and the Other Party, in each case, with respect to the terms of a merger agreement and a related tender and voting agreement pursuant to which Mafco Consolidated would, among other things, agree to tender all of the Shares owned by it into a tender offer and to vote its Shares in favor of the relevant merger.

  On December 2, 1998, the Other Party, through its financial advisor, submitted a preliminary, non-binding proposal to acquire the Company in a merger transaction (providing, as its first step, a cash tender offer) pursuant to which the Company's stockholders would receive $15.25 per Share in cash. The Other Party's proposal was subject to numerous conditions, including, among others, the completion of due diligence. On several occasions thereafter, the Company's financial advisor advised the Other Party's senior management and financial advisor that the Other Party's proposal was inadequate in a number of significant respects, including price, and that the Other Party should make its best and final proposal.

  On December 9, 1998, Parent's board of directors met to consider an acquisition of the Company. As a result of that meeting, Parent indicated an interest in acquiring the Company in a merger transaction (also providing, as its first step, a cash tender offer) at a price of $17.00 per Share in cash, but could not submit a proposal until after consulting with its workers' council.

  On December 10, 1998, the Other Party submitted a revised written proposal pursuant to which the Company's stockholders would receive $15.75 per Share in cash. Later that afternoon, the Board of Directors held a special meeting to analyze and review, with the advice and assistance of the Company's financial and legal advisors, certain strategic, financial and legal considerations concerning a possible transaction with each of Parent and the Other Party, the terms of each party's most recent indication of interest, the potential impact on the Company's employees of a transaction with either party, and the terms and conditions of the most recent draft of the Merger Agreement submitted by each party. The Company's management and its legal advisors also reported to the Board of Directors on the status of the negotiations with both parties. No decision was reached by the Board of Directors at the meeting; rather, it was the consensus of the directors that the Company should continue to hold discussions with both Parent and the Other Party and report back to the Board of Directors once management was prepared to make a recommendation.

  On December 11, 1998, representatives of the Company met with representatives of the Other Party. At that meeting, the Other Party indicated that, subject to, among other things, the satisfactory resolution of certain issues relating to the terms and conditions of a merger agreement, it would be willing to propose purchasing all of the Shares at a price of $17.00 per Share in cash.

  On December 12, 1998, representatives of the Company and the Company's legal and financial advisors met with representatives of the Other Party and the Other Party's legal and financial advisors to continue negotiating the terms and conditions of a merger agreement and a tender and voting agreement.

  During the morning of December 12, 1998, Parent informed the Company that it intended to submit a bid on Wednesday, December 16, 1998, pursuant to which it would propose to acquire the Company at a purchase price of $17.75 per Share in cash. Parent indicated that its ability to submit such a proposal was contingent upon confirmatory due diligence, which Parent anticipated completing prior to December 16, 1998, and completion of the negotiation of the definitive form of a merger agreement and related agreements. In addition, as indicated above, Parent would not be in a position to submit a proposal until after completion of a meeting with its workers' council scheduled for December 16, 1998.

  At a December 13, 1998 meeting, the Company's legal and financial advisors brought the Board of Directors up-to-date as to the status of the possible transactions with Parent and the Other Party. In light of Parent's indication of its willingness to bid of $17.75 per Share, the Board of Directors rejected the Other Party's bid of $17.00 per Share. It was the consensus of the directors that, prior to December 16, 1998, the Company's management and legal and financial advisors should continue to negotiate with Parent, determine whether the Other Party was prepared to improve its proposal and report back to the Board of Directors.

  During the afternoon of December 13, 1998, the Other Party withdrew its bid to acquire the Company for $17.00 per Share, but, on December 15, 1998, sent a letter in which it stated that it intended to submit a revised offer to acquire the Company prior to the next special meeting of the Company's Board of Directors.

  On the morning of December 16, 1998, the Other Party, through its financial advisor, submitted a written bid to acquire the Company for $17.75 per share.

  The Board of Directors of the Company held a special meeting the morning of December 16, 1998, at which it reviewed the proposals from Parent and the Other Party, each offering $17.75 per Share in cash. The Company's management discussed certain factors that it believed favored Parent's offer, including, a perceived risk of incremental delay relating to the antitrust review associated with a transaction with the Other Party,

Parent's intention to employ substantially all of the Company's employees, and Parent's intention not to terminate any of the Company's operations. The Company's senior management believed that a transaction with the Other Party would result in a reduction of employees and the contraction of certain of the Company's operations. The Board of Directors conditionally approved a transaction with Parent, but indicated that if a revised proposal were received promptly from either party, it would consider it. Shortly thereafter, the Other Party and Parent each increased its offer price to $17.85 per Share. Whereupon, the Board of Directors definitively approved the acceptance of Parent's offer and the documents relating thereto.

  Later on the morning of December 16, 1998, the Company and Parent executed and delivered the Merger Agreement; Parent, Purchaser and Mafco Consolidated executed and delivered the Tender and Voting Agreement, and Parent, Purchaser, the Company, Mafco Holdings and Mafco Consolidated executed and delivered the Indemnification Agreement. Immediately thereafter, the Company and Parent issued a press release announcing the execution of the Merger Agreement and the transactions contemplated thereby, a copy of which is filed as Exhibit 11 hereto and is incorporated herein by reference.

  (2) Reasons for the Transaction; Factors Considered by the Board. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that stockholders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

    (1) the financial and other terms of the Offer, the Merger Agreement and the related transaction agreements;

    (2) the presentation of Chase and the Chase Fairness Opinion that, as of the date of such opinion, the consideration to be received by the holders of the Class A Shares (other than Parent and its affiliates) in the Offer and the Merger, taken together, is fair, from a financial point of view, to such stockholders;

    (3) that the $17.85 per share Offer Price represents (a) a premium of approximately 12.4% over the closing price of the Shares ($15.875) on the New York Stock Exchange on December 15, 1998, the last full trading day prior to the execution of the Merger Agreement (b) a premium of approximately 43.7% over the average price of the Shares ($12.42) over the previous twenty trading days before December 16, 1998, and (c) a premium of approximately 69.7% over the average price of the Shares ($10.52) over the previous three calendar months before December 16, 1998.

    (4) The fact that on November 5, 1998 the Company issued a press release stating that it had hired Chase, as its financial adviser, to consider strategic opportunities to enhance stockholder value, including a merger, recapitalization or the possible sale of the Company and that since such time Chase or senior management of the Company had engaged in discussions with a substantial number of parties interested in a possible transaction involving all or part of the Company. Such discussions did not result in a higher offer for the Company than the Offer and based on such discussions and the views of members of senior management of the Company, the Board believed that it was unlikely that any party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger.

    (5) the absence of a financing condition to the Offer and the perceived ability of Parent, vis-a-vis other potential acquirors, to seek and obtain the regulatory approvals required to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement in a timely fashion;

    (6) the decision of the Company's majority stockholder to enter into the Tender Agreement with Parent and the Purchaser;

    (7) the views expressed by management and the Board's financial advisors and the Board's conclusion, that there was a limited likelihood of an offer arising that was more favorable to the Company and its stockholders;

    (8) the structuring of the transaction with Parent as a tender offer to be followed by a merger would (a) enable stockholders to receive their cash consideration sooner than they would pursuant to a one-step merger and (b) reduce the likelihood of a disruption in the operations of the business; and

    (9) The familiarity of the Board with the Company's business, operations, financial condition and prospects and the competitive environment for tobacco companies generally.

  The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the Merger Agreement and the transactions contemplated thereby, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to the terms of an engagement letter, dated as of November 5, 1998 (the "Chase Engagement Letter"), the Company has engaged Chase to act as its exclusive financial advisor for a period of 12 months in connection with the sale, merger, consolidation or any other business combination involving all or a substantial amount of the business, securities or assets of the Company (a "Company Sale") and certain other transactions. As part of its role as exclusive financial advisor, Chase has delivered to the Board of Directors the Chase Fairness Opinion.

  Pursuant to the terms of the Chase Engagement Letter, the Company has committed to pay Chase a fee of $1.25 million in connection with execution of the Merger Agreement. The Company has further agreed to pay Chase an additional $1.75 million upon consummation of the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except for the transactions contemplated by the Tender Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM   8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM   9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of December 16, 1998, by and among Parent, the Purchaser and the Company.

Exhibit 2 Relevant Portions of the Company's Proxy Statement on Schedule 14A, March 30, 1998.

Exhibit 3 Confidentiality Agreement, dated as of October 20, 1998, by and between Parent and the Company.

Exhibit 4 Tender and Voting Agreement, dated as of December 16, 1998, by and among Mafco Consolidated, Parent and the Purchaser.

Exhibit 5 Indemnification Agreement, dated as of December 16, 1998, by and among Parent, the Purchaser, the Company, Mafco Consolidated and Mafco Holdings.

Exhibit 6 Form of Retention Agreement dated December 1, 1998 with Consolidated Cigar Holdings Inc. executive officers.

Exhibit 7 Form of Amendment dated November 1, 1998 to Employment Agreements with Theo W. Folz, Gary R. Ellis, James L. Colucci, Denis F. McQuillen and George F. Gershel.

Exhibit 8 1996 Stock Plan filed as Exhibit 10.14 to the Company's 1998 Form 10-K filed with the Securities Exchange Commission on March 27, 1998 and incorporated herein by reference.

Exhibit 9 Opinion of Chase Securities, Inc. dated December 16, 1998.*

Exhibit 10 Letter to Stockholders of the Company, dated December 22, 1998.*

Exhibit 11 Joint Press Release issues by Parent and the Company, dated
           December 16, 1998.
--------
* Included in copies of Schedule 14D-9 mailed to Stockholders.

                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                          CONSOLIDATED CIGAR HOLDINGS INC.

                                                     /s/ Theo W. Folz
                                          By___________________________________
                                                       THEO W. FOLZ
                                                  Chairman, President and
                                                  Chief Executive Officer

Dated: December 22, 1998

                                                                     SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

  This Information Statement is being mailed on or about December 22, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Consolidated Cigar Holdings Inc., a Delaware corporation (the "Company"), to the holders of record of shares of Class A common stock, par value $.01 per share, of the Company and the Class B common stock, par value $.01 per share, of the Company (together, the "Company Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board" or "Board of Directors").

  On December 16, the Company, Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes, a corporation organized under the laws of France ("Parent"), and Dorsay Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) the Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $17.85 per Share, net to the seller in cash and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

  The Merger Agreement provides that, promptly after the purchase of at least a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate directors (the "Parent Designees") on the Board of Directors as will give Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

  The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

  The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase of and payment by Parent for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as is equal to the product of the total number of directors on the Board of Directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any of their affiliates bears to the total number of Shares then outstanding. The Company will promptly, upon the request of Purchaser, use all reasonable efforts to cause the Parent Designees to be so elected, including, if necessary, increasing the size of the Board of Directors or seeking the resignations of one or more existing directors. Notwithstanding the foregoing, until the Effective Time of the Merger, the Board of Directors will have at least two directors who are directors on the date of execution of the Merger Agreement.

  The following table sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who Parent intends to designate as directors of the Company. The business address of each such person is 53, quai d'Orsay, 75116 Paris, France:

                                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND PRINCIPAL BUSINESS ADDRESS  AGE          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
-----------------------------------  --- ---------------------------------------------------------------------
Jean-Dominique Comolli..              50 Chairman and Chief Executive Officer of Parent since 1993.
Eric Albrand............              40 Senior Executive Vice President-Finance of Parent since December
                                         1997 and Chief Financial Officer of Parent since 1995. Prior to 1995,
                                         Mr. Albrand held the following positions with Parent: Deputy
                                         Financial Director in 1994, and Director of Strategic Planning
                                         and Audit from 1991 until 1993.
Charles Lebeau..........              44 Executive Vice President-International Development and Cigars
                                         of Parent since February 1998. From 1995 until February 1998,
                                         Mr. Lebeau was Executive Vice President-International Development.
                                         From 1989 until 1995, Mr. Lebeau was Director of Marketing and
                                         International Sales.

  Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

  Based solely on the information set forth in the Offer to Purchase, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9.

DIRECTORS OF THE COMPANY

  Certain information concerning the current directors and executive officers of the Company and its wholly owned operating subsidiary, Consolidated Cigar Corporation ("Consolidated Cigar"), as of December 18, 1998 is set forth below.

             NAME                        POSITION WITH THE COMPANY
             ----                        -------------------------
 Ronald O. Perelman.......... Director
 Theo W. Folz................ Chairman, President and Chief Executive Officer
                              of the Company, President and Chief Executive
                              Officer of Consolidated Cigar
 Howard Gittis............... Director
 Philip E. Beekman........... Director
 Michael Fuchs............... Director
 Robert Sargent Shriver III.. Director
 Barry F. Schwartz........... Executive Vice President and General Counsel of
                              the Company
 Gary R. Ellis............... Senior Vice President, Chief Financial Officer
                              and Treasurer of the Company and Consolidated
                              Cigar
 James L. Colucci............ Senior Vice President-Sales and Marketing of
                              Consolidated Cigar
 George F. Gershel, Jr....... Senior Vice President-Tobacco of Consolidated
                              Cigar
 Denis F. McQuillen.......... Senior Vice President-Manufacturing of
                              Consolidated Cigar

  RONALD O. PERELMAN (55) has been Director of the Company and Chairman of the Executive Committee since its formation in 1993 and was Chairman of the Board until 1997. Mr. Perelman has been Chairman of the Board and Chief Executive Officer of Mafco Holdings Inc. ("Mafco Holdings") and MacAndrews & Forbes Holdings Inc. ("MacAndrews & Forbes Holdings" and, together with Mafco Holdings, "MacAndrews & Forbes"), diversified holding companies, and various affiliates since 1980. Mr. Perelman also is Chairman of the Executive Committee of the Boards of Directors of M & F Worldwide Corp. ("M & F Worldwide"), Panavision Inc. ("Panavision"), Revlon Consumer Products Corporation ("Revlon Products") and Revlon, Inc. and is Chairman of the Board of Meridian Sports Incorporated ("Meridian Sports"). Mr. Perelman is also a Director of the following corporations which file reports pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Golden State Bancorp Inc. ("Golden State"), Golden State Holdings Inc. ("Golden State Holdings"), M&F Worldwide, Meridian Sports, Panavision, REV Holdings Inc. ("REV Holdings"), Revlon Products and Revlon, Inc. (On December 27, 1996, Marvel Entertainment Group, Inc. ("Marvel"), Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel Parent"), and Marvel III Holdings Inc. ("Marvel III"), of which Mr. Perelman was a director on such date, and several subsidiaries of Marvel filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code).

  THEO W. FOLZ (55) has been Chairman of the Board of Directors of the Company since 1997 and President, Chief Executive Officer and a Director since June 1996. Mr. Folz has been President and Chief Executive Officer of Consolidated Cigar since 1984. Mr. Folz has been a Director, President and Chief Executive Officer of M & F Worldwide since 1996 and Chairman of the Board since 1997, and Vice Chairman, Director and Chief Executive Officer of Pneumo Abex Corporation, successor by merger to Mafco Worldwide Corporation, since January 1995.

  HOWARD GITTIS (63) has been a Director of the Company since its formation in 1993. Mr. Gittis has been Vice Chairman, Chief Administrative Officer and a Director of MacAndrews & Forbes and various of its affiliates since 1985. Mr. Gittis is also a Director of the following corporations which file reports pursuant to the Exchange Act: Golden State, Golden State Holdings, M & F Worldwide, Panavision, Revlon, Inc., REV Holdings, Revlon Products, Jones Apparel Group, Inc., Loral Space & Communications Ltd., Sunbeam Corporation and Rutherford-Moran Oil Corporation.

  PHILIP E. BEEKMAN (66) has been President of Owl Hollow Enterprises for more than the past five years. Prior to that Mr. Beekman was Chairman of the Board and Chief Executive Officer of Hook-SupeRx, Inc. Mr. Beekman also is a director of Kendle International Inc., The General Chemical Group Inc. and Linens N Things Inc.

  MICHAEL FUCHS (51) has been a Director of the Company since 1997. Mr. Fuchs was Chairman of the Board and Chief Executive Officer of Home Box Office from 1984 until 1995, and Chairman of the Board of Home Box Office and Chairman of the Board and Chief Executive Officer of Warner Music Group from May 1995 until November 1995. Mr. Fuchs also is a director of IMAX Corp. and Auto-By-Tel Corporation.

  ROBERT SARGENT SHRIVER III (43) has been a Director of the Company since January 1997. Mr. Shriver is President of RSS Inc. and was President of Special Olympic Productions, Inc. for more than five years prior thereto. Mr. Shriver also is a Director of MK Gold Company.

 Executive Officers of the Company

  BARRY F. SCHWARTZ (48) has been Executive Vice President and General Counsel of the Company since 1996. He has been Executive Vice President and General Counsel of MacAndrews & Forbes, and various affiliates since 1993. Mr. Schwartz was Senior Vice President of MacAndrews & Forbes from 1989 to 1993. (On December 27, 1996, Marvel Holdings Inc. and Marvel (Parent) Holdings Inc. of which Mr. Schwartz was then an executive officer and Marvel III Holdings Inc. of which Mr. Schwartz is an executive officer, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)

  GARY R. ELLIS (45) has been Senior Vice President, Chief Financial Officer and Treasurer of the Company since 1996 and Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Consolidated Cigar since November 1988. From 1987 to 1988, Mr. Ellis was the Executive Vice President, Chief Financial Officer and Treasurer of Brooks Drug, Inc. and from 1985 to 1987, he was the Vice President and Controller of MacAndrews & Forbes.

  JAMES L. COLUCCI (52) has been Senior Vice President of Sales and Marketing of Consolidated Cigar since November 1988. Mr. Colucci was Vice President of Sales and Marketing of Consolidated Cigar from 1985 to 1988. From 1982 to 1985, Mr. Colucci was Senior Vice President and General Manager of Design Wire, Inc. (a company selling wire racks to supermarkets).

  GEORGE F. GERSHEL, JR. (68) has been Senior Vice President-Tobacco of Consolidated Cigar since June 1977. Mr. Gershel joined Consolidated Cigar in 1961.

  DENIS F. MCQUILLEN (53) has been Senior Vice President-Manufacturing of Consolidated Cigar since December 1985. Mr. McQuillen joined Consolidated Cigar in 1981.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

  The Board of Directors has an Executive Committee, an Audit Committee and a Compensation Committee.

  The Executive Committee consists of Messrs. Perelman, Gittis and Folz. The Executive Committee may exercise all the powers and authority of the Board of Directors, except as otherwise provided under the Delaware General Corporation Law. The Audit Committee, consisting of Messrs. Beekman and Fuchs, makes recommendations to the Board of Directors regarding the engagement of the Company's independent auditors, reviews the plan, scope and results of the audit, reviews with the auditors and management the Company's policies and procedures with respect to internal accounting and financial controls and reviews the changes in accounting policy and the scope of the non-audit services which may be performed by the Company's independent auditors. The Compensation Committee, consisting of Messrs. Gittis and Shriver, makes recommendations to the Board of Directors regarding compensation, benefits and incentive arrangements for officers and other key managerial employees of the Company. The Compensation Committee may consider and recommend awards of options to purchase shares of Common Stock pursuant to the Consolidated Cigar Holdings Inc. 1996 Stock Plan (the "Stock Plan").

  During 1997, the Board of Directors held four meetings and acted two times by unanimous written consent. During 1997, the Audit Committee met four times, the Executive Committee acted one time by unanimous written consent and did not hold a meeting and the Compensation Committee acted one time by unanimous written consent and held one meeting.

                           COMPENSATION OF DIRECTORS

  Directors who are not currently receiving compensation as officers or employees of the Company or any of its affiliates are paid an annual $25,000 retainer fee, payable in monthly installments, plus reasonable out-of-pocket expenses and a fee of $1,000 for each meeting of the Board of Directors or any committee thereof they attend.

                      COMPENSATION OF EXECUTIVE OFFICERS

  The Company, as a holding company with no business operations of its own, conducts its business through Consolidated Cigar. The executive officers of the Company receive no compensation for their services to the Company. Accordingly, the following table presents certain information concerning compensation paid or accrued for services rendered to Consolidated Cigar in all capacities during the three years ended December 31, 1997 for the Chief Executive Officer and the four other most highly compensated executive officers of Consolidated Cigar whose total annual salary and bonus in the last fiscal year exceeded $100,000 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                                                 COMPENSATION
                                                                    AWARDS
                                                                  NUMBER OF
                            ANNUAL  COMPENSATION                  SECURITIES
                          ------------------------- OTHER ANNUAL  UNDERLYING   ALL OTHER
        NAME AND                                    COMPENSATION OPTIONS/SARS COMPENSATION
   PRINCIPAL POSITION     YEAR SALARY ($) BONUS ($)   ($) (A)      (B) (#)      ($) (C)
   ------------------     ---- ---------- --------- ------------ ------------ ------------
Theo W. Folz............  1997  840,000   1,155,000    56,466      625,000       3,200
 Chief Executive Officer
  and                     1996  770,000   1,155,000    51,243      250,000       3,000
 President                1995  700,000     700,000         0            0       3,000
Richard L. DiMeola (D)..  1997  300,000     412,500         0            0       3,200
 Executive Vice
  President and           1996  275,000     412,500         0       55,000       3,000
 Chief Operating Officer  1995  260,000     260,000         0            0       3,000
George F. Gershel, Jr...  1997  270,000     297,000         0            0       3,200
 Senior Vice President-   1996  247,500     297,000         0       50,000       3,000
 Tobacco                  1995  230,000     170,000         0            0       3,000
Gary R. Ellis...........  1997  237,500     326,250         0            0       3,200
 Senior Vice President,   1996  217,500     326,250         0       50,000       3,000
 Chief Financial
  Officer,                1995  200,000     200,000         0            0       3,000
 Secretary and Treasurer
James L. Colucci........  1997  237,500     326,250         0            0       3,200
 Senior Vice President
  of                      1996  217,500     326,250         0       50,000       3,000
 Sales and Marketing      1995  200,000     200,000         0            0       3,000

--------
(A) Represents perquisites and other personal benefits, of which in 1997 and 1996 $32,437 and $39,046, respectively was related to the personal use of a company automobile and in 1997 $19,997 was related to personal use of a company aircraft.
(B) The options vest one third each year beginning on the first anniversary of the date of grant and become 100% vested on the third anniversary of the date of grant.
(C) Represents the Company's contributions to the employee's account under Consolidated Cigar's 401(k) plan.
(D)  Mr. DiMeola retired on March 31, 1998.

                       STOCK OPTION TRANSACTIONS IN 1997

  During 1997, the following grants were made under the 1996 Stock Option Plan to the Named Executive Officer.

                          OPTIONS/SAR GRANTS IN 1997

                                         INDIVIDUAL GRANTS
                    -----------------------------------------------------------
                    NUMBER OF   % OF TOTAL
                    SECURITIES   OPTIONS    EXERCISE OR
                    UNDERLYING  GRANTED TO  BASE PRICE              GRANT DATE
                     OPTIONS   EMPLOYEES IN (PER SHARE) EXPIRATION PRESENTVALUE
                     GRANTED   FISCAL YEAR      (A)        DATE        (B)
                    ---------- ------------ ----------- ---------- ------------
Theo W. Folz.......  625,000       100%       $23.68       2007     $7,631,250

--------
(a) Represents a weighted average exercise price. The options vest one third each year beginning on the first anniversary of the date of grant and become 100% vested on the third anniversary of the date of grant.
(b) The present value of the options are based on the Black-Scholes option pricing model using the following assumptions: (i) stock price volatility of 52%, (ii) a risk-free rate of 5.63%, (iii) a dividend yield of 0%, (iv) an exercise price equal to the fair market value of the Common Stock on the date of grant, (v) an expected life of 5 years and (vi) no discounts for forfeiture or nontransferability.

  The following table shows, for 1997, the number of stock options exercised and the 1997 year-end value of the options held by the Named Executive
Officers:

                  AGGREGATED OPTION/SAR EXERCISES IN 1997 AND
                      YEAR-END 1997 OPTION/SAR VALUES (a)

                                                   NUMBER OF
                                                  SECURITIES         VALUE OF
                                                  UNDERLYING        UNEXERCISED
                                                  UNEXERCISED      IN-THE-MONEY
                           NUMBER OF              OPTIONS AT        OPTIONS AT
                            SHARES                  FY-END            FY-END*
                           ACQUIRED    VALUE   EXERCISABLE (E)/  EXERCISABLE (E)/
      NAME                ON EXERCISE REALIZED UNEXERCISABLE (U) UNEXERCISABLE (U)
      ----                ----------- -------- ----------------- -----------------
Theo W. Folz............        0       $ 0          83,333(E)      $  380,832(E)
                                                    791,667(U)       3,192,918(U)
Richard L. DiMeola (b)..        0         0          18,333(E)          83,783(E)
                                                     36,667(U)         167,567(U)
Gary R. Ellis...........        0         0          16,667(E)          76,168(E)
                                                     33,333(U)         152,332(U)
James L. Colucci........        0         0          16,667(E)          76,168(E)
                                                     33,333(U)         152,332(U)
George F. Gershel, Jr...        0         0          16,667(E)          76,168(E)
                                                     33,333(U)         152,332(U)

--------
* Based on the closing price of Class A Common Stock on the NYSE on December 31, 1997 of $27 9/16 per share.
(a) Since the exercise prices in respect of all Options granted under the Stock Plan are in excess of the Merger Consideration, no payments will be made to Option holders in consideration of the cancellation of the Options.
(b)  Mr. DiMeola retired on March 31, 1998.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board of Directors (the "Compensation Committee") is comprised of Messrs. Gittis and Shriver, neither of whom are officers or employees of the Company. The Compensation Committee's duties include determination of the Company's compensation and benefit policies and practices for executive officers and key managerial employees. In accordance with rules established by the Securities and Exchange Commission (the "SEC"), the Company is required to provide certain data and information in regard to the compensation provided to the Company's Chief Executive Officer and the four other most highly compensated executive officers. The Compensation Committee prepared the following report for inclusion in the 1998 Proxy Statement.

  Compensation Policies. The Company's current compensation arrangements for senior executives are affected by the Company's history as a private company until the Company became a subsidiary of Mafco Consolidated Group Inc. ("Mafco Consolidated") in 1995 and the Company's 1996 initial public offering, after which the Compensation Committee was established. The overall compensation program for officers historically emphasized a strong base salary position in relation to competitive practice and competitive annual bonus opportunity dependent upon the financial performance of the Company. The Company did not offer long-term incentive opportunities as an executive compensation element until 1996 when the first stock option awards were made.

  The overall objectives of the Company's compensation program are to attract and retain the best possible executive talent, to motivate these executives to achieve the goals inherent in the Company's business strategy, to maximize the link between executive and stockholder interests through a stock option plan and to recognize individual contributions as well as overall business results. To achieve these objectives, the Company has developed an overall compensation strategy and specific compensation plans that tie a substantial portion of an executive's compensation to performance.

  The key elements of the Company's compensation program consist of fixed compensation in the form of base salary, and variable compensation in the forms of annual incentive compensation and stock option awards. An executive officer's annual base salary represents the fixed component of such executive officer's total compensation, and variable compensation is intended to comprise a substantial portion of an executive's total annual compensation. The Compensation Committee's policies with respect to each of these elements, including the bases for the compensation awarded to Mr. Folz, the Company's Chief Executive Officer, are discussed below. In addition, while the elements of compensation described below are considered separately, the Compensation Committee takes into account the full compensation package afforded by the Company to the individual, including pension benefits, insurance and other benefits, as well as the programs described below.

  Base Salaries. Base salaries for executive officers are determined based upon the Compensation Committee's evaluation of the responsibilities of the position held and the experience of the individual, and by reference to historical levels of salary paid by the Company and its predecessors.

  Salary adjustments are based on a periodic evaluation of the performance of the Company and each executive officer, as well as financial results of the business. The Compensation Committee takes into account the effect of corporate transactions that have been consummated during the relevant year and, where appropriate, also considers non-financial performance measures. These include increases in market share, manufacturing efficiency gains, improvements in product quality and improvements in relations with customers, suppliers and employees.

  Annual Incentive Compensation Awards. The variable compensation payable annually to executive officers (including the Chief Executive Officer) generally consists principally of annual incentive Compensation awards. Annual incentive compensation is payable pursuant to contractual provisions with certain executives which provide eligibility to receive bonuses under the Consolidated Cigar Performance Bonus Plan determined in accordance with a formula relating to achievement of Company performance goals. The Consolidated Cigar Performance Bonus Plan is described elsewhere in this Schedule 14D-9. Such performance goals, are based upon the Company's earnings before interest, taxes, depreciation and amortization (EBITDA). The annual incentive compensation earned by the executives with respect to 1997 was determined in accordance with such provisions.

  Other Incentive Compensation Awards. The other principal component of executives' compensation is stock options, which are intended as a tool to attract, provide incentive to and retain those executives who make the greatest contribution to the business, and who can have the greatest effect on the long-term profitability of the Company. The exercise price of stock options is set at a price equal to the market price of the Company Common Stock at the time of the grant. The options therefore do not have any value to the executive unless the market price of the Company Common Stock rises. The Compensation Committee believes that these stock options more closely align the executives' interests with those of its stockholders, and focus management on building profitability and long-term stockholder value. In 1997, stock options were granted to the Company's Chief Executive Officer.

  Chief Executive Officer Compensation. Mr. Folz serves as Chief Executive Officer of the Company and has served as Chief Executive Officer of the Company's operating subsidiary Consolidated Cigar for the past 14 years. Mr. Folz also serves as the Chief Executive Officer of the Company's affiliate, M & F Worldwide. Until August 1, 1996, Mr. Folz served the Company and Mafco Consolidated pursuant to an employment agreement with Mafco Consolidated (the "MCG Employment Agreement"). The MCG Employment Agreement provides for a performance bonus under the Tobacco Products Group Performance Bonus Plan based on achievement of certain EBITDA targets. As of August 1, 1996, for the services to be rendered by Mr. Folz to the Company and Consolidated Cigar, Consolidated Cigar has assumed the obligations of Mafco Consolidated under the MCG Employment Agreement with respect to a portion of the base salary and employee benefits to be provided to Mr. Folz under the MCG Employment Agreement. The Compensation Committee believes that the allocation of the MCG Employment Agreement to the Company is appropriate in light of the experience and expertise Mr. Folz brings to the position and the portion of the time that Mr. Folz dedicates to his position with the Company, and considering compensation levels of Chief Executive Officers of comparable companies (including, but not limited to, companies comprising the peer group selected for the performance graph, as well as other companies of similar size with which the Compensation Committee believes the Company competes for executive talent).

  Deductibility of Compensation. The Compensation Committee attempts to ensure full deductibility of compensation in light of the limitation on the deductibility of certain compensation in excess of one million dollars under
Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Consolidated Cigar Performance Bonus Plan and the 1996 Stock Option Plan, described elsewhere in this Proxy Statement, are designed so as to cause stock options and bonuses granted thereunder to be exempt from the limitations contained in such Section 162(m).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company and Consolidated Cigar did not have a Compensation Committee prior to the Company's initial pubic offering of the Class A Common Stock (the "IPO"), completed on August 21, 1996. The Compensation Committee of the Company is presently comprised of Messrs. Gittis and Shriver, neither of whom is an officer or employee of the Company or its subsidiaries.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

  Mafco Consolidated entered into an employment agreement (the "MCG Employment Agreement") with Mr. Folz with respect to an employment term commencing on July 1, 1995 and ending on December 31, 1998. Until August 1, 1996, Mr. Folz served the Company and Consolidated Cigar pursuant to the MCG Employment Agreement. As of August 1, 1996, Consolidated Cigar assumed the obligations of Mafco Consolidated under the MCG Employment Agreement with respect to a portion of the base salary and employee benefits to be provided to Mr. Folz under the MCG Employment Agreement and, simultaneously therewith, entered into a new employment agreement with Mr. Folz memorializing such assumption and expiring on December 31, 1999. The employment agreement provides for an initial base salary of $770,000 per year. In addition, Mr. Folz is eligible to receive annual performance bonus payments, subject to an annual maximum of $2 million, based on achievement by Consolidated Cigar of certain EBITDA targets, which bonus payments shall be made pursuant to the Consolidated Cigar Performance Bonus Plan, as set forth in his employment agreement. See "-- Consolidated Cigar Performance Bonus Plan." After December 31, 1998, Consolidated Cigar may give notice of non-renewal, in which case the term of the agreement will be extended for a period of twelve months following such notice. From and after January 1, 2000, the term will be automatically extended day-by-day until Consolidated Cigar gives notice of non-renewal, in which case the term will be extended for a period of twelve months. In the event of Consolidated Cigar's breach, Mr. Folz is entitled to terminate the employment agreement; in that event, base salary, performance bonuses and benefits are to be paid for the remaining term of the employment agreement or, if longer and if no non-renewal notice has been given by Consolidated Cigar prior to that time, twelve months, offset by any other compensation Mr. Folz receives during this period. The Company may terminate the agreement, among other things, in the event of gross neglect or willful misconduct or breach by Mr. Folz of any material provision of the agreement.

  On August 1, 1996, Consolidated Cigar entered into an employment agreement with each of Messrs. DiMeola, Ellis, Colucci and Gershel, each of which expires on December 31, 1999, unless sooner terminated by the employee's death, disability (in which case Consolidated Cigar may elect to terminate the employment agreement), gross neglect or willful misconduct (in which case Consolidated Cigar may terminate the employment agreement immediately upon written notice), the employee's willful and material failure to perform his contractual obligations or by Consolidated Cigar's material breach of the agreement. After December 31, 1998, Consolidated Cigar may give notice of non-renewal, in which case the term of the agreement will be extended for a period of twelve months following such notice. From and after January 1, 2000, the term will be automatically extended day-by-day until Consolidated Cigar gives notice of non-renewal, in which case the term will be extended for a period of twelve months. In the event of Consolidated Cigar's breach, the employee is entitled to terminate the employment agreement; in that event, base salary, performance bonuses and benefits are to be paid to the employee for the remaining term of the employment agreement or, if longer and if no non-renewal notice has been given by Consolidated Cigar prior to that time, twelve months, offset by any other compensation the employee receives during this period. The employment agreements provide for initial annual base salaries of $275,000 for Mr. DiMeola, $217,500 for each of Messrs. Ellis and Colucci and $247,500 for Mr. Gershel. The employment agreements also provide, subject to approval by stockholders, for annual performance bonus payments, subject to an annual maximum of $1 million, based on achievement by Consolidated Cigar of certain EBITDA targets, which bonus payments shall be made pursuant to the Consolidated Cigar Performance Bonus Plan, as set forth in the employment agreements.

  On November 1, 1998 Consolidated Cigar amended employment agreements with Theo W. Folz, Gary R. Ellis, James L. Colucci, Denis F. McQuillen and George
F. Gershel, Jr. by extending the term of each agreement, which was, in each case, to expire on December 31, 1999, until December 31, 2001.

  On December 1, 1998 Consolidated Cigar entered into an agreement (a "Retention Agreement") with each of Gary R. Ellis, James L. Colucci, George F. Gershel, Jr., and Denis F. McQuillen. Each Retention Agreement provides that, if, on or before June 30, 1999 a change in control (as defined in each Retention Agreement) occurs, a cash payment shall be made to each individual of $550,000 upon the earlier to occur of (A) such individual's termination other than for (i) neglect of duties, (ii) conviction of a felony, (iii) conviction of a lesser crime or offence involving the property of Consolidated Cigar or any of its subsidiaries or affiliates (iv) willful misconduct in connection with neglect of duties, (v) breach of the Consolidated Cigar's code of conduct and (vi) other conduct which would be prejudicial to the best interests of Consolidated Cigar and (B) the second anniversary of the change in control provided such individual is still in the employ of Consolidated Cigar. A change in control (as defined in each Retention Agreement) will occur upon the completion of the Offer.

 Consolidated Cigar Performance Bonus Plan

  Consolidated Cigar has entered into employment agreements with certain employees, including Messrs. Folz, DiMeola, Ellis, Colucci and Gershel, each of which provides, among other things, for payment of performance bonuses (the "Consolidated Cigar Performance Bonus Plan"). The Consolidated Cigar Performance Bonus Plan has been approved by the Company's stockholders. Compensation payable under the Consolidated Cigar Performance Bonus Plan is intended to qualify as "performance based compensation" under Section 162(m) of the Code. Under the Consolidated Cigar Performance Bonus Plan, the participants are eligible to receive annual performance bonus cash awards based on achievement of EBITDA targets established by the Compensation Committee and set forth in their respective employment agreements with respect to each calendar year. The payments under the Consolidated Cigar Performance Bonus Plan to any one individual during any calendar year may not exceed $2 million for the Chief Executive Officer and $1 million for each of the other participants.

 Defined Benefit Plan

  Domestic (United States) salaried employees of Consolidated Cigar are eligible to participate in the Consolidated Cigar Domestic Salaried Employees' Defined Benefit Plan, a defined benefit pension plan (the "Plan"), which, effective as of the end of 1995, was merged into a defined benefit pension plan sponsored by a subsidiary of Mafco Consolidated. Effective September 30, 1997, Consolidated Cigar's pension assets and liabilities were spun-off to a new Consolidated Cigar plan. The effect of the assumption of the net accrued pension liability was recorded as a reduction of capital of $300,000. The merger and spin-off of the Plan did not change the level of pension benefits provided to Consolidated Cigar employees. Plan benefits are a factor of service (up to a maximum of 33 years) with Consolidated Cigar and "Average Final Compensation" (average monthly compensation during the 60 consecutive months in which compensation was highest in the ten years prior to termination of employment). Compensation includes total wages, overtime, bonuses and 401(k) salary deferrals, and excludes fringe benefits and employer contributions to other deferred compensation plans. Benefits in the Plan are reduced by (i) any annuity purchased under the Gulf Western Consumer Products Salaried Employees Retirement Plan (the "Gulf & Western Plan") as of March 8, 1983 and (ii) the actuarial equivalent of any Consolidated Cigar-provided benefits received under Consolidated Cigar's 401(k) plan.

  Consolidated Cigar established a benefit restoration plan effective January 1, 1994 (the "BRP") which was designed to restore retirement benefits to those employees whose eligible pension earnings were limited to $150,000 under regulations enacted by the Internal Revenue Service. The BRP is not funded and all other vesting and payment rules follow the Plan. Beginning in 1996, the annual payment under the Plan and BRP, expressed as a straight life annuity, before adjustment for social security beginning at age 65 and before reduction for benefits payable under the Gulf & Western Plan or the Company's 401(k) plan, are as follows:

                                                 YEARS OF SERVICE
                                   ---------------------------------------------
           REMUNERATION              5      10     15      20      25      35
           ------------            ------ ------ ------- ------- ------- -------
$ 50,000.......................... $3,788 $7,575 $11,363 $15,150 $18,938 $25,000
  75,000..........................  5,681 11,363  17,044  22,725  28,406  37,500
 100,000..........................  7,575 15,150  22,725  30,300  37,875  50,000
 125,000..........................  9,469 18,938  28,406  37,875  47,344  62,500
 150,000.......................... 11,363 22,725  34,088  45,450  56,813  75,000
 175,000.......................... 13,256 26,513  39,769  53,025  66,281  87,500
 200,000.......................... 15,150 30,300  45,450  60,600  75,750 100,000
 225,000.......................... 17,044 34,088  51,131  68,175  85,219 112,500
 250,000.......................... 18,938 37,875  56,813  75,750  94,688 125,000
 300,000.......................... 22,725 45,450  68,175  90,900 113,625 150,000
 400,000.......................... 30,300 60,600  90,900 121,200 151,500 200,000
 450,000.......................... 34,088 68,175 102,263 136,350 170,438 225,000
 500,000+......................... 37,875 75,750 113,625 151,500 189,375 250,000

  Benefits under the Plan are subject to the maximum limitations imposed by federal law on pension benefits. The annual limitation in 1997 was $125,000 or $10,400 per month, based on a maximum annual compensation of $160,000. The maximum annual remuneration considered for purposes of the BRP was $500,000 in 1997.

  As of December 31, 1997, the credited years of service under the Plan was 14 years for Mr. Folz, 13 years for Mr. DiMeola (who retired on March 31, 1998), nine years for Mr. Ellis, 21 years for Mr. Colucci and 37 years for Mr. Gershel.

                 STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

  The following table sets forth as of December 18, 1998, the total number of shares of Common Stock beneficially owned, and the percent so owned, by each Director of the Company, by each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, by the Named Executive Officers and by all directors and officers as a group. The number of shares owned are those "beneficially owned," as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security, or pursuant to the automatic termination of power of attorney or revocation of trust, discretionary account or similar arrangement.

                          CLASS A COMMON STOCK    CLASS B COMMON STOCK
                          ---------------------   ---------------------
                             NUMBER                  NUMBER             PERCENT
                           OF SHARES               OF SHARES            OF TOTAL
NAME AND ADDRESS OF       BENEFICIALLY PERCENT    BENEFICIALLY PERCENT   VOTING
BENEFICIAL OWNER           OWNED (1)   OF CLASS      OWNED     OF CLASS  POWER
-------------------       ------------ --------   ------------ -------- --------
Ronald O. Perelman (2)..   19,600,000    64.5%     19,600,000    100%     95.1%
 35 East 62nd Street
 New York, NY 10021
Franklin Resources,         1,127,345    10.5%(3)         --     --        *
 Inc. ..................
 777 Mariners Island
 Boulevard
 San Mateo, CA 94404
Warburg Pincus Asset        1,129,300    10.5%(3)         --     --        *
 Management, Inc. ......
 466 Lexington Avenue
 New York, NY 10017
FMR Corp................      841,700     7.8%(3)         --     --        *
 82 Devonshire Street
 Boston, Massachusetts
 02109
Morgan Stanley, Dean          723,300     6.7%(3)         --     --        *
 Witter Discover & Co ..
 1585 Broadway
 New York, NY 10036
Philip E. Beekman.......        2,000     *               --     --        *
Howard Gittis...........        5,000     *               --     --        *
Theo W. Folz............      524,999    4.9%             --     --        *
Michael Fuchs...........            0     *               --     --        *
Robert Sargent Shriver         26,500     *               --     --        *
 III....................
Barry F. Schwartz.......        3,000     *               --     --        *
Gary R. Ellis...........       42,333     *               --     --        *
James L. Colucci........       43,833     *               --     --        *
George F. Gershel,             37,333     *               --     --        *
 Jr. ...................
All Directors and
 executive officers as a
 group
 (11 persons)...........   20,327,031    66.9%     19,600,000    100%     95.1%

--------
 * Less than 1%.
(1) Shares of Class A Common Stock issuable upon conversion of the Class B Common Stock owned by Mafco Consolidated Group are deemed to be outstanding for purposes of computing the percentage ownership of Class A Common Stock of Mr. Perelman through Mafco Consolidated Group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of Class A Common Stock of any other person shown in the table.
(2) Represents Shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock indirectly owned through Mafco Holdings. Mafco Holdings is wholly owned by Mr. Perelman. All of the shares of common stock owned by Mafco Holdings are and shares of intermediate holding companies are, or may from time to time be, pledged to secure obligations.
(3) Reflects the percentage of shares of Class A Common Stock beneficially owned by such person. In each case, such person beneficially owns less than 3% of the outstanding Common Stock and less than 1% of the combined voting power of the outstanding Common Stock.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 Relationship with Mafco Holdings

  As a result of Mafco Holdings' stock ownership, the Company's Board of Directors is comprised entirely of designees of Mafco Holdings.

  Mafco Holdings, a diversified holding company with interests in several industries, is 100% wholly-owned by Ronald O. Perelman. Through its 65.8% ownership of the Company, Mafco Holdings is engaged in the manufacture and distribution of cigars and pipe tobacco. Through its 83% ownership of Revlon, Inc., Mafco Holdings is engaged in the cosmetics and skin care, fragrance and personal care products business. Mafco Holdings also owns 83% of Meridian Sports (assuming conversion of certain preferred stock), a manufacturer and marketer of specialized ski-boats, and 71% of Panavision, a supplier of film camera systems to the motion picture and television industries. Through its 39% ownership of M & F Worldwide (assuming conversion of certain preferred stock), Mafco Holdings is in the business of processing licorice and other flavors. Mafco Holdings is also in the financial services business through its 34.7% ownership of Golden State. The principal executive offices of Mafco Holdings are located at 35 East 62nd Street, New York, New York 10021.

  The Company is insured under policies maintained by Mafco Holdings, and the Company reimburses Mafco Holdings for the portion of the cost of such policies attributable to the Company. Management of the Company believes that such cost is lower than would be incurred were such entities to be separately insured. In addition, the Company reimburses Mafco Holdings for the Company's allocable portion of certain costs such as legal, accounting and other professional fees and other services and related expenses.

  In connection with the IPO, the Company granted options to purchase 500,000 shares of Class A Common Stock to Mr. Perelman as compensation for services rendered and to be rendered to the Company by Mr. Perelman. Such options were granted pursuant to the Stock Plan at an exercise price equal to $23.00 per share. The options do not vest until 2001.

 Tax Sharing Agreement

  The Company and Consolidated Cigar were, for federal income tax purposes, members of an affiliated group of corporations of which Mafco Holdings is the common parent (the "Tax Group") until March 26, 1997. As a result of such affiliation, the Company and Consolidated Cigar were included in the consolidated federal income tax returns and, to the extent permitted by applicable law, included in combined state or local income tax returns filed on behalf of the Tax Group. Pursuant to a tax sharing agreement among the Company, Consolidated Cigar, and Mafco Consolidated and a tax sharing agreement between Mafco Consolidated and Mafco Holdings (collectively, the "Tax Sharing Agreements"), the Company had been required to pay to Mafco Consolidated with respect to each taxable year an amount equal to the consolidated federal, state and local income taxes that would have been incurred by the Company had it not been included in the consolidated federal and any combined state or local income tax returns filed by the Tax Group. The net amounts paid by Consolidated Cigar, through the Company, during the years ended December 31, 1995 and 1996 were approximately $0.4 million and $9.8 million, respectively and through March 26, 1997 was $4.4 million.

  The Company completed a secondary offering of Class A Common Stock on March 26, 1997, and as a result thereof, the Company is no longer included in the Tax Group's consolidated tax returns and has begun, instead, to file its own tax returns and pay its own taxes on a separate company basis. The Company has net operating losses for the period prior to the acquisition of Consolidated Cigar by Mafco Consolidated on March 3, 1993 ("Pre-Acquisition"), which, pursuant to the Tax Sharing Agreements, were not available to the Company to offset taxable income generated in the period after the acquisition of Consolidated Cigar by Mafco Consolidated ("Post-Acquisition"). The Pre-Acquisition net operating losses that were previously restricted, pursuant to the Tax Sharing Agreements, are available to the extent that the loss carryforwards are not utilized in a Mafco Holding's consolidated tax return. Since these losses relate to the Pre-Acquisition period, a deferred tax asset would be recorded with a corresponding reduction in goodwill.

  In addition, the Company incurred tax losses in the Post-Acquisition period which the Company utilized under the Tax Sharing Agreements. A portion of these losses may be allocated to the Company pursuant to the Treasury Regulation Section 1.1502-79 which deals with consolidated returns. This tax attribute would be recorded as a deferred tax asset with a corresponding decrease to capital deficiency.

  Under existing federal income tax regulations, the Company, Consolidated Cigar and Mafco Consolidated are severally liable for the consolidated federal income taxes of the Tax Group for any taxable year in which they are a member of the Tax Group. Pursuant to the Tax Sharing Agreements, Mafco Holdings has agreed to indemnify the Company and Consolidated Cigar for any such federal income tax liability.

 Promissory Note

  In connection with the IPO, the Company issued a promissory note in an original principal amount of $70 million (the "Promissory Note") to Mafco Consolidated as a dividend. The Promissory Note is noninterest bearing, unsecured, subordinated to senior indebtedness (as defined in the Promissory
Note) and repayable in whole or in part at any time or from time to time without premium or penalty. The Promissory Note is payable in quarterly installments of $2.5 million beginning March 31, 1997 with the final installment payable on December 31, 2003. Pursuant to the Merger Agreement, promptly upon the earlier of consummation of the Offer or purchase of Shares pursuant to the Tender and Voting Agreement, dated as of December 16, 1998, by and among Parent, the Purchaser and Mafco Consolidated, the Company has agreed to pay the Promissory Note at its outstanding face value and Purchaser has agreed, to the extent the Company does not have funds available to pay such note at such time, to provide the Company with such funds.

 Purchase of Licorice Extract

  The Company purchases all of the licorice extract used as flavoring and moistening agents in its manufacturing processes from Mafco Worldwide, a subsidiary of M & F Worldwide Corp. During the years ended December 31, 1995, 1996 and 1997, the Company purchased approximately $269,000, $211,000 and $239,000 of licorice extract from M & F Worldwide Corp. During 1997 the Company sold $152,000 of raw materials to Mafco Worldwide. The Company believes that the licorice extract purchased from M & F Worldwide Corp. and the raw materials sold thereto were on terms no less favorable to the Company than those obtainable in an arm's length transaction with an independent third party.

 Specialty Products Division

  The Company's Specialty Products Division assembles lipstick containers for Revlon Products, an 83% owned subsidiary of Mafco Holdings. Revlon Products purchased lipstick containers from the Company for approximately $874,000, $958,000 and $843,000 for the years ended December 31, 1995, 1996 and 1997, respectively. The Company believes that the terms of such arrangements with Revlon Products were no less favorable to the Company than those obtainable in an arm's length transaction with an independent third party.

 Registration Rights Agreement

  Prior to the consummation of the IPO, the Company and Mafco Consolidated entered into the Registration Rights Agreement pursuant to which Mafco Consolidated and certain transferees of Class B Common Stock held by Mafco Consolidated (the "Holders") have the right to require the Company to register (a "Demand

Registration") under the Securities Act of 1933, as amended (the "Securities Act"), all or part of the Class A Common Stock issuable upon conversion of the Class B Common Stock owned by such Holders; provided that the Company may postpone giving effect to a Demand Registration for up to a period of 30 days if the Company believes such registration might have a material adverse effect on any plan or proposal by the Company with respect to any financing, acquisition, recapitalization, reorganization or other material transaction, or the Company is in possession of material non-public information that, if publicly disclosed, could result in a material disruption of a major corporate development or transaction then pending or in progress or in other material adverse consequences to the Company. In addition, the Holders will have the right to participate in registrations by the Company of its Class A Common Stock (a "Piggyback Registration"). The Company will pay any expenses incurred in connection with any Demand Registration or Piggyback Registration, except for underwriting discounts, commissions and certain expenses attributable to the shares of Class A Common Stock sold by such Holders.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. Officers, directors and greater than ten percent owners are required to furnish the Company with copies of all Forms 3, 4 and 5 they file.

  Based solely on the Company's review of the copies of such forms it has received and written representations from certain reporting persons that they were not required to file Forms 5 for a specified fiscal year, except as otherwise set forth herein, the Company believes that all its officers, Directors and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during 1997. In March 1997, Mafco Consolidated offered and sold 5,000,000 shares of Class A Common Stock in a public offering registered under the Securities Act of 1933. In connection with such offering, Mr. Perelman, as beneficial owner of Mafco Consolidated reported such sale on a Form 5 in February 1998.

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EXHIBIT INDEX

Exhibit 1 Agreement and Plan of Merger, dated as of December 16, 1998, by and among Parent, the Purchaser and the Company.

Exhibit 2 Relevant Portions of the Company's Proxy Statement on Schedule 14A, March 30, 1998.

Exhibit 3 Confidentiality Agreement, dated as of October 20, 1998, by and between Parent and the Company.

Exhibit 4 Tender and Voting Agreement, dated as of December 16, 1998, by and among Mafco Consolidated, Parent and the Purchaser.

Exhibit 5 Indemnification Agreement, dated as of December 16, 1998, by and among Parent, the Purchaser, the Company, Mafco Consolidated and Mafco Holdings.

Exhibit 6 Form of Retention Agreement dated December 1, 1998 with Consolidated Cigar Holdings Inc. executive officers.

Exhibit 7 Form of Amendment dated November 1, 1998 to Employment Agreements with Theo W. Folz, Gary R. Ellis, James L. Colucci, Denis F. McQuillen and George F. Gershel.

Exhibit 8 1996 Stock Plan filed as Exhibit 10.14 to the Company's 1998 Form 10-K filed with the Securities Exchange Commission on March 27, 1998 and incorporated herein by reference.

Exhibit 9 Opinion of Chase Securities, Inc. dated December 16, 1998.*

Exhibit 10 Letter to Stockholders of the Company, dated December 22, 1998.*

Exhibit 11 Joint Press Release issues by Parent and the Company, dated
           December 16, 1998.
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* Included in copies of Schedule 14D-9 mailed to Stockholders.